UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              TechTeam Global, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   878311 10 9
             -------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
 Seth W.  Hamot                                      Jeffrey R. Katz, Esq.
 Roark, Rearden & Hamot, LLC                         Ropes & Gray LLP
 420 Boylston Street                                 One International Place
 Boston, MA 02116                                    Boston, MA 02110
 (617) 595-4400                                      (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 12, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

------------------------                                  ----------------------
CUSIP No. 878311 10 9                                       Page 2 of 7 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      A United States Citizen
--------------------------------------------------------------------------------
                              7.        SOLE VOTING POWER
NUMBER OF                                  1,319,274
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.        SHARED VOTING POWER
OWNED BY                                   -0-
EACH                          --------------------------------------------------
REPORTING                     9.        SOLE DISPOSITIVE POWER
PERSON                                     1,319,274
WITH                          --------------------------------------------------
                              10.       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,319,274
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                               Page 2 of 7 Pages

                                  SCHEDULE 13D

------------------------                                  ----------------------
CUSIP No. 878311 10 9                                       Page 3 of 7 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Partnership
--------------------------------------------------------------------------------
                              7.        SOLE VOTING POWER
NUMBER OF                                  1,319,274
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.        SHARED VOTING POWER
OWNED BY                                   -0-
EACH                          --------------------------------------------------
REPORTING                     9.        SOLE DISPOSITIVE POWER
PERSON                                     1,319,274
WITH                          --------------------------------------------------
                              10.       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,319,274
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 7 Pages

                                  SCHEDULE 13D

------------------------                                  ----------------------
CUSIP No. 878311 10 9                                       Page 4 of 7 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware Limited Liability Company
--------------------------------------------------------------------------------
                              7.        SOLE VOTING POWER
NUMBER OF                                  1,319,274
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.        SHARED VOTING POWER
OWNED BY                                   -0-
EACH                          --------------------------------------------------
REPORTING                     9.        SOLE DISPOSITIVE POWER
PERSON                                     1,319,274
WITH                          --------------------------------------------------
                              10.       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,319,274
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.1%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

(1) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 7 Pages

                                  SCHEDULE 13D

------------------------                                  ----------------------
CUSIP No. 878311 10 9                                       Page 5 of 7 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States Citizen
--------------------------------------------------------------------------------
                              7.        SOLE VOTING POWER
NUMBER OF                                  1,360,391(1)
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.        SHARED VOTING POWER
OWNED BY                                   -0-
EACH                          --------------------------------------------------
REPORTING                     9.        SOLE DISPOSITIVE POWER
PERSON                                     1,360,391(1)
WITH                          --------------------------------------------------
                              10.       SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,360,391(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.5%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

(1) Mr. Siegel has the sole power to vote and sole power to dispose of 41,117 shares of Common Stock and may be deemed to beneficially own 1,319,274 shares of Common Stock held by Costa Brava Partnership III LP, Roark, Rearden & Hamot, LLC and Mr. Hamot.

(2) The percentage ownership is based upon 10,884,023 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 5 of 7 Pages

                         AMENDMENT NO. 7 TO SCHEDULE 13D
                         -------------------------------

                              TechTeam Global, Inc.

         This amendment ("Amendment No. 7") amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed May 11, 2006, and Amendment No. 6 filed August 15, 2006 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC, Seth W. Hamot, and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of TechTeam Global, Inc., a Delaware corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         This Item 3 is hereby amended and restated as follows:

         The 1,319,274 shares of Common Stock beneficially owned by Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel were held by Costa Brava and were acquired with working capital set aside for the general purpose of investing. The 41,117 shares of Common Stock beneficially owned by Mr. Siegel were held by Mr. Siegel and were acquired with personal funds.

Item 4.  Purpose of Transaction.
         ----------------------

         This Item 4 is hereby amended by adding the following:

         On January 12, 2009, Costa Brava sent a letter to the board of directors of the Issuer. A copy of the letter is attached hereto as Exhibit B.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot are the beneficial owners of 1,319,274 shares of Common Stock (approximately 12.1% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended September 30, 2008). Mr. Siegel is the beneficial owner of 1,360,391 shares of Common Stock (approximately 12.5% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q for the quarter ended September 30, 2008).

         (b) Costa Brava, Roark, Rearden & Hamot, LLC, and Mr. Hamot have the sole power to vote and sole power to dispose of 1,319,274 shares of Common Stock. Mr. Siegel has the sole power to vote and sole power to dispose of 41,117 shares of Common Stock and may be deemed to beneficially own 1,319,274 shares of Common Stock held by Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot.

         (c) During the last sixty days, Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have not purchased or sold any shares of Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

         Exhibit B - Letter to the board of directors of the Issuer dated
                     January 12, 2009.


                                Page 6 of 7 Pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                Page 7 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit     Description
-------     -----------

A           Agreement Regarding the Joint Filing of Schedule 13D.

B           Letter to the board of directors of the Issuer dated
            January 12, 2009.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 12, 2009

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel

                                                                       EXHIBIT B
Board of Directors
TechTeam Global Inc.
27335 West 11 Mile Road
Southfield, Michigan
48034

January 12, 2009

Gentlemen:

As you know, Costa Brava Partnership III, L.P. ("Costa Brava") is the beneficial owner of 1,319,274 (12.12%) f the outstanding shares of common stock of TechTeam Global, Inc. (the "Company"). On January 5, 2009, I met in Kentucky with the then Chairman of the Board Alok Mohan, Chief Executive Officer Gary Cotshott and director Andrew Siegel to discuss the Company's strategic initiatives, as well as board leadership.

On January 6, 2009, I received a call from Mr. Cotshott regarding several items, including his desire to combine the Chief Executive Officer and Board Chairman roles. I told Mr. Cotshott that combining the two roles would be poor corporate governance and a step backwards for the Company.

We believe that the combined role limits the ability of the board to exercise true independent oversight of management and diminishes board effectiveness precisely at a time when the Company needs an independent board to focus management on maximizing shareholder value. With this one ill-advised and poorly considered action, the board risks becoming the same dysfunctional board that we changed in 2006.

Shareholders deserve better. The Director Compensation Table in last year's DEF 14A indicates "Total Compensation" paid to the Board of almost $1 million. For such a fee, shareholders should get independent leadership and strong corporate governance.

We strongly urge the board to immediately announce a short timetable for separating into two positions the roles of Chief Executive Officer and Chairman of the Board. If the Company fails to make such an announcement, we will consider our alternatives.

Sincerely,

/s/ Seth Hamot

Seth Hamot
Managing Member of the General Partner, Costa Brava Partnership III LP